April 28, 2006

Mail Stop 4561

Jonathan P. Ward
Chairman and Chief Executive Officer
The ServiceMaster Company
3250 Lacey Road, Suite 600
Downers Grove, IL 60515

      Re: The ServiceMaster Company
             Form 10-K for the year ended December 31, 2005
             Filed February 28, 2006
             File No. 1-14762

Dear Mr. Ward:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 22

1.   Tell us what consideration you gave to separately quantifying the interest rate risk exposure related to your variable rate assets and obligations rather than assessing the interest rate risk on a net basis.

Jonathan P. Ward
The ServiceMaster Company
April 28, 2006
Page 2

Notes to the Consolidated Financial Statements

Significant Accounting Policies, page 28

Revenue, page 28

2.   Please advise us whether or not any of your services contain multiple deliverables
        as discussed in EITF 00-21, and if so, what consideration you gave to the
        guidance in EITF 00-21 in determining your revenue recognition policy.

3.   We note that revenues for termite service contracts and home warranty contracts
        are recognized over the life of the contracts in proportion to the expected direct
        costs. Please tell us how you considered the guidance in the response to Question
        2 to Topic 13A (3)(f) of the Staff Accounting Bulletins in assessing the
        appropriateness of this revenue recognition policy. Clarify how you have
        determined that the level of expected direct costs correlates to the level of service
        provided under the contract. Further, discuss how the estimates of direct costs to
        be incurred over the life of the contract compare to your actual experience.

Business Segment Reporting, page 31

Business Segment Table, page 32

4.   In future filings please provide a reconciliation of total depreciation and
        amortization expense to the consolidated statements of operations in accordance
        with paragraph 32(d) of SFAS 131 since it is not readily apparent how this
        measure agrees to the financial statements.

Commitments and Contingencies, page 36

5.   Please elaborate upon the accounting treatment given to the $68 million operating
        lease facility. Specifically, tell us why you have not recorded a liability for the
        full amount drawn under the facility and why you have recorded an asset for $15
        million relating to an operating lease. Cite relevant accounting literature.

Exhibit 31

6.   Please remove references to "this annual report" and "this quarterly report" in
        your 302 certifications in future filings. The certification should refer to "this
        report" which is identified in paragraph one.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Beshears at (202) 551-3429 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant